FIDELITY (LOGO) INVESTMENTS(registered trademark)   FMR Corp.
                                                    82 Devonshire Street
                                                    Boston MA  02109-3614
                                                    617 563 7000

     November 26, 1997
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: Fidelity Government Securities Fund (the Trust)
 File Nos. (2-62529) and (811-2869)
 Request for Withdrawal of Filing
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the 485APOS filing with Accession Number:
0000035315-97-000011 from the above Registrant. This filing is unnecessary due to a subsequent reorganization of the underlying fund contained in the filing.
On November 19, 1997, shareholders of Fidelity Government Securities Fund, a fund of the Trust, approved a reorganization of the fund to Fidelity Income Fund (File Nos. 2-92661 and 811-4085). The closing date for this reorganization is scheduled for November 28, 1997. As a result of the reorganization, a Registration Statement on behalf of Fidelity Government Securities Fund will be filed pursuant to Rule 485(b) in Post-Effective Amendment No. 44 to Fidelity Income Fund. This Registration Statement will have an effective date of November 28, 1997. In anticipation of shareholder approval of the proposed reorganization, a Registration Statement was previously filed on behalf of Fidelity Government Securities Fund pursuant to Rule 485(a) in Post-Effective Amendment No. 41 to Fidelity Income Fund.

    Very truly yours,



    /s/ Arthur S. Loring
    Arthur S. Loring
    Secretary and Agent for Service